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As filed with the Securities and Exchange Commission on June 6, 2005

Registration No. 333-122821

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 4 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

COGENT COMMUNICATIONS GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	4813 (Primary Standard Industrial Classification Number)	52-2337274 (IRS Employer Identification No.)
1015 31st Street N.W. Washington, D.C. 20007 Tel: (202) 295-4200 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Dave Schaeffer
Chief Executive Officer
Cogent Communications Group, Inc.
1015 31st Street N.W.
Washington, D.C. 20007
Tel: (202) 295-4200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David M. McPherson, Esq. Latham & Watkins LLP 555 Eleventh Street, N.W. Washington, D.C. 20004 (202) 637-2200	James J. Junewicz, Esq. Mayer, Brown, Rowe & Maw LLP 190 South LaSalle St., 3900 Chicago, IL 60603 (312) 701-7032

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

        The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Explanatory Note: This Amendment No. 4 to Form S-1 Registration Statement (Registration No. 333-122821) of Cogent Communications Group, Inc. is being filed solely to include a revised Exhibit 5.1. Accordingly, Part I, the form of prospectus, has been omitted from this filing.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        Set forth below is a table of the registration fee for the Securities and Exchange Commission, the filing fee for the National Association of Securities Dealers, Inc., the listing fee for the American Stock Exchange and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in the registration statement, other than underwriting discounts and commissions:

SEC registration fee	$10,150
NASD filing fee	25,000
American Stock Exchange additional listing fee	25,000
Printing and engraving expenses	150,000
Legal fees and expenses	500,000
Accounting fees and expenses	150,000
Transfer agent and registrar fees	25,000
Miscellaneous	64,850

Total	$950,000

Item 14.    Indemnification of Directors and Officers

        Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") provides for, among other things:

          a.     permissive indemnification for expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by designated persons, including directors and officers of a corporation, in the event such persons are parties to litigation other than stockholder derivative actions if certain conditions are met;

          b.     permissive indemnification for expenses actually and reasonably incurred by designated persons, including directors and officers of a corporation, in the event such persons are parties to stockholder derivative actions if certain conditions are met;

          c.     mandatory indemnification for expenses actually and reasonably incurred by designated persons, including directors and officers of a corporation, in the event such persons are successful on the merits or otherwise in litigation covered by a. and b. above; and

          d.     that the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights which may be provided under any bylaw, agreement, stockholder or disinterested director vote, or otherwise.

        Our Fifth Amended and Restated Certificate of Incorporation, as amended, provides that the corporation shall, to the fullest extent permitted by Section 145 of the DGCL, indemnify and advance expenses to its directors and officers. In addition, we shall indemnify any person who is or was serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any and all of the expenses, liabilities, or other matters covered by Section 145, for actions taken in such person's capacity as a director, officer, employee or agent, and then only to the extend such person is not indemnified for such actions by such other corporation, partnership, joint venture, trust or other enterprise. Our bylaws may provide that, except with respect to proceedings to enforce indemnification rights, it shall indemnify any director, officer or person serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, in connection with a proceeding (or part thereof) initiated by such director, officer or person, only if such proceeding (or part thereof) was authorized by our board of directors.

        Our board of directors may provide indemnification or advance expenses to its employees and agents or other persons only on such terms to only to the extend determined by the board of directors in its sole and absolute discretion.

Item 15.

        Recent Sales of Unregistered Securities Information regarding sales of securities by us during the past three years that were not registered under the Securities Act is set forth below. None of these sales involved the use of an underwriter and no commissions were paid in connection with any of these sales.

1.
On October 25, 2004, we issued 3,700 shares of our Series M participating convertible preferred stock to the stockholders of Cogent Potomac, Inc. in connection with, and consideration of, the merger of Cogent Potomac, Inc. with and into one of our subsidiaries. The sales were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. Each of the purchasers represented that they were accredited investors experienced in making such investments and the sales were made in privately negotiated transactions without any public solicitation or offering.

2.
On September 15, 2004, we issued 185.4 shares of our Series L participating convertible preferred stock to the stockholders of Global Access Telecommunications, Inc. in connection with, and consideration of, the merger of Global Access Telecommunications with and into one of our subsidiaries. The sales were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. Each of the purchasers represented that they were accredited investors experienced in making such investments and the sales were made in privately negotiated transactions without any public solicitation or offering.

3.
On August 12, 2004, we issued 2,600 shares of our Series K participating convertible preferred stock to the stockholders of UFO Group, Inc. in connection with, and consideration of, the merger of UFO Group with and into one of our subsidiaries. The sales were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. Each of the purchasers represented that they were accredited investors experienced in making such investments and the sales were made in privately negotiated transactions without any public solicitation or offering.

4.
On March 30, 2004, we issued 3,891 shares of our Series J participating convertible preferred stock to the stockholders of Symposium Omega, Inc. in connection with, and consideration of, the merger of Symposium Omega with and into one of our subsidiaries. The sales were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. Each of the purchasers represented that they were accredited investors experienced in making such investments and the sales were made in privately negotiated transactions without any public solicitation or offering.

5.
On January 5, 2004, we issued 2,575 shares of our Series I participating convertible preferred stock to the stockholders of Symposium Gamma, Inc. in connection with, and consideration of, the merger of Symposium Gamma with and into one of our subsidiaries. The sales were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. Each of the purchasers represented that they were accredited investors experienced in making such investments and the sales were made in privately negotiated transactions without any public solicitation or offering.

6.
On October 10, 2003, pursuant to a tender offer on Schedule TO made to certain of our employees, we issued 53,529 shares of the Series H participating convertible preferred stock to eligible employees that elected exchange all of the rights that they held to purchase our common stock (including, but not limited to, incentive stock options and/or non-qualified stock options) that were granted under our Amended and Restated 2000 Equity Incentive Plan. The issuances were made in reliance on Section 3(a)(9) of the Securities Act. Each recipient of securities received securities in exchange for other securities of ours, or debt securities of one of our subsidiaries on which we were a co-obliger, and did not provide us with any other consideration.

7.
On July 31, 2003, we issued shares of our Series F participating convertible preferred stock to Cisco Systems Capital Corporation. In return, Cisco Capital reduced the amount of our indebtedness to them from approximately $263 million to $17 million and returned warrants to purchase approximately 40,000 shares of the our common stock. The sales were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. Each of the purchasers represented that they were accredited investors experienced in making such investments and the sales were made in privately negotiated transactions without any public solicitation or offering.

8.
On July 31, 2003, we sold approximately 41,000 shares of our Series G participating convertible preferred stock for an aggregate of $41 million to certain holders of our Series A, Series B and Series C convertible preferred stock including our Chief Executive Officer, David Schaeffer, who purchased 200 shares. The purchase price for such shares was paid in cash at the time of the issuance of the delivery of the Series G preferred stock to these investors. The sales were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. Each of the purchasers represented that they were accredited investors experienced in making such investments and the sales were made in privately negotiated transactions without any public solicitation or offering.

9.
On March 6, 2003, we issued an aggregate 3,426,293 shares of our Series D participating convertible preferred stock and 3,426,293 shares of our Series E participating convertible preferred stock to the holders of approximately $106.8 million in face value of the notes of our subsidiary, Allied Riser notes. In exchange for this issuance of Series D and Series E preferred stock, an aggregate cash payment of approximately $9.9 million, and certain other agreements between the parties, these noteholders surrendered all of the notes that they held, including accrued and unpaid interest thereon, and dismissed with prejudice certain litigation that these noteholders had previously instituted against us. The issuances were made in reliance on Section 3(a)(9) of the Securities Act. Each recipient of securities received securities in exchange for other securities of ours, or debt securities of one of our subsidiaires on which we were a co-obliger, and did not provide us with any other consideration.

Item 16.    Exhibits and Financial Statement Schedule

                (a) Exhibits

Exhibit No.	Description
1.1	Form of Underwriting Agreement (previously filed)
2.1	Agreement and Plan of Merger, dated as of August 28, 2001, by and among Cogent, Allied Riser and the merger subsidiary (incorporated by reference to Appendix A to our Registration Statement on Form S-4, Commission File No. 333-71684, filed on October 16, 2001)
2.2	Amendment No. 1 to the Agreement and Plan of Merger, dated as of October 13, 2001, by and among Cogent, Allied Riser and the merger subsidiary (incorporated by reference to Appendix B to our Registration Statement on Form S-4, Commission File No. 333-71684, filed on October 16, 2001)
2.3	Asset Purchase Agreement, dated February 26, 2002, by and among Cogent Communications Group, Inc., PSINet, Inc. et al. (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K, filed on February 26, 2002)
2.4	Agreement and Plan of Merger, dated as of January 5, 2004, among Cogent Communications Group, Inc., Lux Merger Sub, Inc. and Symposium Gamma, Inc., (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K, filed on January 8, 2004)
2.5	Agreement and Plan of Merger, dated as of March 30, 2004, among Cogent Communications Group, Inc., DE Merger Sub, Inc. and Symposium Omega, Inc. (incorporated by reference to Exhibit 2.5 of our Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 30, 2004)
2.6	Agreement and Plan of Merger, dated as of August 12, 2004, among Cogent Communications Group, Inc., Marvin Internet, Inc., and UFO Group, Inc. (incorporated by reference to Exhibit 2.6 of our Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005)
2.7	Asset Purchase Agreement, dated as of September 15, 2004, among Cogent Communications Group, Inc., Global Access Telecommunications, Inc. and Symposium Gamma, Inc. (incorporated by reference to Exhibit 2.7 of our Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005)
2.8	Agreement and Plan of Merger, dated as of October 26, 2004, among Cogent Communications Group, Inc., Cogent Potomac, Inc. and NVA Acquisition, Inc. (incorporated by reference to Exhibit 2.8 of our Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005)
2.9	Agreement for the Purchase and Sale of Assets, dated December 1, 2004, among Cogent Communications Group, Inc., SFX Acquisition, Inc. and Verio Inc. (incorporated by reference to Exhibit 2.9 of our Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005)
3.1	Form of Fifth Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of our Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005)
3.2	Amended Bylaws of Cogent Communications Group, Inc. (incorporated by reference to Exhibit 3.6 of our Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 30, 2004)
4.1	First Supplemental Indenture, among Allied Riser Communications Corporation, as issuer, Cogent Communications Group, Inc., as co-obligor, and Wilmington Trust Company, as trustee (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form S-4, as amended by a Form POS AM (Post-Effective Amendment No. 2), Commission File No. 333-71684, filed February 4, 2002)

4.2	Indenture, dated as of July 28, 2000 by and between Allied Riser Communications Corporation and Wilmington Trust Company, as trustee, relating to Allied Riser's 7.50% Convertible Subordinated Notes due 2007 (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form S-4, as amended by a Form POS AM (Post-Effective Amendment No. 1), Commission File No. 333-71684, filed January 25, 2002)
5.1	Form of Opinion of Latham & Watkins LLP (filed herewith)
10.1	Sixth Amended and Restated Stockholders Agreement of Cogent Communications Group, Inc., dated as of February 9, 2005 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on February 15, 2005)
10.2	Seventh Amended and Restated Registration Rights Agreement of Cogent Communications Group, Inc., dated August 12, 2004 (incorporated by reference to Exhibit 10.2 of our Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005)
10.3	Exchange Agreement, dated as of June 26, 2003, by and among Cogent Communications Group, Inc., Cogent Communications, Inc., Cogent Internet, Inc., Cisco Systems, Inc. and Cisco Systems Capital Corporation, (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on August 7, 2003)
10.4	Third Amended and Restated Credit Agreement, dated as of July 31, 2003, by and among Cogent Communications, Inc., Cogent Internet, Inc., Cisco Systems Capital Corporation, and the other Lenders party thereto (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed on August 14, 2003)
10.5	Settlement Agreement, dated as of March 6, 2003, between Cogent Communications Group, Inc., Allied Riser Communications Corporation and the several noteholders named therein (incorporated by reference to 10.7 to our Annual Report on Form 10-K filed on March 31, 2003)
10.6	Exchange Agreement, dated as of March 6, 2003, between Cogent Communications Group, Inc., Allied Riser Communications Corporation and the several noteholders named therein (incorporated by reference to 10.8 to our Annual Report on Form 10-K filed on March 31, 2003)
10.7	Closing Date Agreement, dated as of March 6, 2003, between Cogent Communications Group, Inc., Allied Riser Communications Corporation and the several noteholders named therein (incorporated by reference to 10.17 to our Annual Report on Form 10-K filed on March 31, 2003)
10.8	General Release, dated as of March 6, 2003, Cogent Communications Group, Inc., Allied Riser Communications Corporation and the several noteholders named therein (incorporated by reference to 10.18 to our Annual Report on Form 10-K filed on March 31, 2003)
10.9	Fiber Optic Network Leased Fiber Agreement, dated February 7, 2000, by and between Cogent Communications, Inc. and Metromedia Fiber Network Services, Inc., as amended July 19, 2001 (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-4, Commission File No. 333-71684, filed on October 16, 2001) (1)
10.10	Dark Fiber IRU Agreement, dated April 14, 2000, between WilTel Communications, Inc. and Cogent Communications, Inc., as amended June 27, 2000, December 11, 2000, January 26, 2001, and February 21, 2001 (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form S-4, Commission File No. 333-71684, filed on October 16, 2001) (1)
10.11	David Schaeffer Employment Agreement with Cogent Communications Group, Inc., dated February 7, 2000 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form S-4, Commission File No. 333-71684, filed on October 16, 2001)

10.12	Form of Restricted Stock Agreement relating to Series H Participating Convertible Preferred Stock (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form S-8, Commission File No. 333-108702, filed on September 11, 2003)
10.13	Cogent Communications Group, Inc. Lease for Headquarters Space by and between 6715 Kenilworth Avenue Partnership and Cogent Communications Group, Inc., dated September 1, 2000 (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form S-4, Commission File No. 333-71684, filed on October 16, 2001)
10.14	Cogent Communications Group, Inc. Renewal of Lease for Headquarters Space, by and between 6715 Kenilworth Avenue Partnership and Cogent Communications Group, Inc., dated August 5, 2003 (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q, filed on November 14, 2003)
10.15	The Amended and Restated Cogent Communications Group, Inc. 2000 Equity Plan (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form S-4, Commission File No. 333-71684, filed on October 16, 2001)
10.16	2003 Incentive Award Plan of Cogent Communications Group, Inc. (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-8, Commission File No. 333-108702, filed on September 11, 2003)
10.17	2004 Incentive Award Plan of Cogent Communications Group, Inc. (incorporated by reference to Appendix A to our Definitive Information Statement on Schedule 14C, filed on September 22, 2004)
10.18	Dark Fiber Lease Agreement dated November 21, 2001, by and between Cogent Communications, Inc. and Qwest Communications Corporation (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form S-4, as amended by a Form S-4/A (Amendment No. 2), Commission File No. 333-71684, filed on December 7, 2001) (1)
10.19	Robert N. Beury, Jr. Employment Agreement with Cogent Communications Group, Inc., dated June 15, 2000 (incorporated by reference to Exhibit 10.20 to our Annual Report on Form 10-K, filed on March 31, 2003)
10.20	Mark Schleifer Employment Agreement with Cogent Communications Group, Inc., dated September 18, 2000 (incorporated by reference to Exhibit 10.21 to our Annual Report on Form 10-K, filed on March 31, 2003)
10.21	R. Reed Harrison Employment Agreement with Cogent Communications Group, Inc., dated July 1, 2004 (incorporated by reference to Exhibit 10.23 to our Quarterly Report on Form 10-Q, filed on August 16, 2004)
10.22	Participating Convertible Preferred Stock Purchase Agreement, dated as of June 26, 2003, by and among Cogent Communications Group, Inc. and each of the several Investors signatory thereto (incorporated by reference to 10.3 to our Report on Form 8-K filed on August 7, 2003)
10.23	Conversion and Lock-up Letter Agreement, dated as of February 9, 2005, by and among Cogent Communications Group, Inc. and each of the several stockholders signatory thereto (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on February 15, 2005)
10.24	Conversion and Lock-up Letter Agreement, dated as of February 9, 2005, by and among Cogent Communications Group, Inc., Dave Schaeffer and the Schaeffer Descendents Trust (incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed on February 15, 2005)
10.25	Brad Kummer Employment Agreement with Cogent Communications Group, Inc., dated January 11, 2000, (previously filed)
10.26	Note Purchase Agreement by and among Cogent Communications Group, Inc. and Columbia Ventures Corporation dated February 24, 2005 (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on February 28, 2005)

10.27	Extension of Lease for Headquarters Space, by and between 6715 Kenilworth Avenue Partnership and Cogent Communications Group, Inc., dated February 3, 2005 (incorporated by reference to Exhibit 10.27 of our Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005)
21.1	Subsidiaries (incorporated by reference to Exhibit 21.2 of our Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005)
23.1	Consent of Ernst & Young LLP (McLean, VA) (filed herewith)
23.2	Consent of Ernst & Young S.A. (Luxembourg, Grand Duchy of Luxembourg) (previously filed)
23.3	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included in signature page of initial filing)

(1)
Confidential treatment requested and obtained as to certain portions. Portions have been omitted pursuant to this request where indicated by an asterisk.

                (b) Financial Statement Schedules:

        Schedules to the financial statements and the notes and other materials related thereto have been included in pages S-2 through S-10.

Item 17.    Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, the we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

        We hereby undertake that:

        (1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        We hereby undertake to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denomination and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Signatures

        Pursuant to the requirements of the Securities Act of 1933, as amended, we have duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, District of Columbia on June 6, 2005.

COGENT COMMUNICATIONS GROUP, INC.
By:	/s/ DAVID SCHAEFFER David Schaeffer Chairman and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DAVID SCHAEFFER David Schaeffer	Chairman and Chief Executive Officer (Principal Executive Officer)	June 6, 2005
/s/ THADDEUS G. WEED Thaddeus G. Weed	Chief Financial Officer (Principal Financial and Accounting Officer)	June 6, 2005
* Edward Glassmeyer	Director	June 6, 2005
* Erel Margalit	Director	June 6, 2005
* Jean-Jacques Bertrand	Director	June 6, 2005
* Timothy Weingarten	Director	June 6, 2005
* Steven Brooks	Director	June 6, 2005
* Michael Carus	Director	June 6, 2005
By:	/s/ DAVID SCHAEFFER David Schaeffer Attorney-in-fact

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Cogent Communications Group, Inc.,

        We have audited the consolidated financial statements of Cogent Communications Group, Inc. as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and have issued our report thereon dated March 30, 2005 (included elsewhere in this Registration Statement). Our audits also included the financial statements schedules listed in Item 16(b) of this Registration Statement. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

        In our opinion, the financial statements schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                      /s/ Ernst & Young LLP

McLean, VA
March 30, 2005

Schedule I

Cogent Communications Group, Inc.

Condensed Financial Information of Registrant

(Parent Company Only)

Condensed Balance Sheets

As of December 31, 2003 and December 31, 2004

(in thousands, except share data)

	2003	2004
ASSETS
Current Assets:
Due from Cogent Communications, Inc.	$17	$18

Total current assets	17	18
Other Assets:
Due from Cogent Communications, Inc.	60,286	60,286
Due from Cogent France	—	2,611
Investment in Allied Riser, Inc.	20,746	20,746
Investment in Symposium Omega.	—	19,454
Investment in UFO Group, Inc.	—	2,600
Investment in Cogent Germany.	—	927
Investment in Cogent Potomac	—	18,503
Investment in Cogent Communications, Inc.	178,147	178,147

Total assets	$259,196	$303,292

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Due to Cogent Communications, Inc.	$2,239	$2,464

Total liabilities	2,239	2,464

Stockholders Equity:
Convertible preferred stock, Series F, $0.001 par value; 11,000 shares authorized, issued and outstanding; liquidation preference of $11,000	10,904	10,904
Convertible preferred stock, Series G, $0.001 par value; 41,030 shares authorized, 41,030 and 41,021 issued and outstanding, respectively; liquidation preference of $123,000	40,787	40,778
Convertible preferred stock, Series H, $0.001 par value; 84,001 shares authorized, 53,372 and 45,821 shares issued and outstanding, respectively; liquidation preference of $7,731	45,990	44,309
Convertible preferred stock, Series I, $0.001 par value; none and 3,000 shares authorized, none and 2,575 shares issued and outstanding, respectively; liquidation preference of $7,725	—	2.545
Convertible preferred stock, Series J, $0.001 par value; none and 3,891 shares authorized, issued and outstanding, respectively; liquidation preference of $58,365	—	19,421
Convertible preferred stock, Series K, $0.001 par value; none and 2,600 shares authorized, issued and outstanding, respectively; liquidation preference of $7,800	—	2,588
Convertible preferred stock, Series L, $0.001 par value; none and 185 shares authorized, issued and outstanding, respectively; liquidation preference of $2,781	—	927
Convertible preferred stock, Series M, $0.001 par value; none and 3,701 shares authorized, issued and outstanding, respectively; liquidation preference of $55,508	—	18,353
Common stock, $0.001 par value; 75,000,000 shares authorized; 653,567 and 827,487 shares issued and outstanding, respectively	1	1
Treasury stock, 61,462 shares	(90)	(90)
Additional paid in capital	232,474	236,281
Deferred compensation	(32,680)	(22,533)
Stock purchase warrants	764	764
Accumulated deficit	(41,193)	(53,420)

Total stockholders' equity	256,957	300,828

Total liabilities & stockholders equity	$259,196	$303,292

The accompanying notes are an integral part of these balance sheets

Cogent Communications Group, Inc.

Condensed Financial Information of Registrant

(Parent Company Only)

Condensed Statement of Operations

For the Years Ended December 31, 2003 and 2004

(in thousands)

	2003	2004
Operating expenses:
Amortization of deferred compensation	$18,675	$12,262
Total operating expenses	18,675	12,262

Operating loss	(18,675)	(12,262)
Interest income—Cogent France	—	35

Net loss	(18,675)	(12,227)
Beneficial conversion charge related to preferred stock	(52,000)	(43,986)

Net loss applicable to common stock	$(70,675)	$(56,213)

The accompanying notes are an integral part of these statements

Cogent Communications Group, Inc.

Condensed Financial Information of Registrant

(Parent Company Only)

Condensed Statement of Cash Flows

For the Years Ended December 31, 2003 and 2004

(in thousands)

	2003	2004
Cash flows from operating activities:
Net loss	$(18,675)	$(12,227)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Amortization of deferred compensation	18,675	12,262
Changes in Assets and Liabilities:
Accrued interest—Cogent France	—	(35)

Net cash used in operating activities	—	—

Net increase (decrease) in cash and cash equivalents	—	—
Cash and cash equivalents—beginning of period	—	—

Cash and cash equivalents—end of period	$—	$—

Supplemental cash flow disclosures:
Non-cash financing & investing activities:
Investment in Cogent Communications, Inc.	$60,286	$—
Investment in Symposium Omega.	—	19,454
Investment in UFO Group, Inc.	—	2,600
Investment in Cogent Germany.	—	927
Investment in Cogent Potomac	—	18,503

The accompanying notes are an integral part of these statements

COGENT COMMUNICATIONS GROUP, INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

(Parent Company Only)

AS OF DECEMBER 31, 2003 AND DECEMBER 31, 2004

Note A: Background and Basis for Presentation

        Cogent Communications, Inc. ("Cogent") was formed on August 9, 1999, as a Delaware corporation and is headquartered in Washington, DC. In 2001, Cogent formed Cogent Communications Group, Inc., (the "Company"), a Delaware corporation. Effective on March 14, 2001, Cogent's stockholders exchanged all of their outstanding common and preferred shares for an equal number of shares of the Company, and Cogent became a wholly owned subsidiary of the Company. This was a tax-free exchange that was accounted for by the Company at Cogent's historical cost.

        The Company is a leading facilities-based provider of low-cost, high-speed Internet access and Internet Protocol communications services. The Company's network is specifically designed and optimized to transmit data using IP. The Company delivers its services to small and medium-sized businesses, communications service providers and other bandwidth-intensive organizations through over 8,700 customer connections in North America and Europe.

        The Company's primary on-net service is Internet access at a speed of 100 Megabits per second, much faster than typical Internet access currently offered to businesses. The Company offers this on-net service exclusively through its own facilities, which run all the way to its customers' premises. Because of its integrated network architecture, the Company is not dependent on local telephone companies to serve its on-net customers. The Company's typical customers in multi-tenant office buildings are law firms, financial services firms, advertising and marketing firms and other professional services businesses. The Company also provides on-net Internet access at a speed of one Gigabit per second and greater to certain bandwidth-intensive users such as universities, other ISPs and commercial content providers.

        In addition to providing on-net services, the Company also provides Internet connectivity to customers that are not located in buildings directly connected to its network. The Company serves these off-net customers using other carriers' facilities to provide the "last mile" portion of the link from its customers' premises to the Company's network. The Company also operates 30 data centers throughout North America and Europe that allow customers to colocate their equipment and access our network, and from which the Company provides managed modem service.

        The Company has created its network by purchasing optical fiber from carriers with large amounts of unused fiber and directly connecting Internet routers to the existing optical fiber national backbone. The Company has expanded its network through several acquisitions of financially distressed companies or their assets. The overall impact of these acquisitions on the operation of its business has been to extend the physical reach of the Company's network in both North America and Europe, expand the breadth of its service offerings, and increase the number of customers to whom the Company provides its services.

Reverse Stock Split

        On March 24, 2005, the Company effected a 1-for-20 reverse stock split. Accordingly, all share and per share amounts have been retroactively adjusted to give effect to this event.

Equity Conversion

        In February 2005, the Company's holders of its preferred stock elected to convert all of their shares of preferred stock into shares of the Company's common stock (the "Equity Conversion"). As a result, the Company no longer has outstanding shares of preferred stock and the liquidation preferences on preferred stock have been eliminated.

Withdrawal of Public Offering

        In May 2004, the Company filed a registration statement to sell shares of common stock in a public offering. In October 2004, the Company withdrew the public offering.

Public Offering

        The Company has filed a registration statement to sell up to $86.3 million shares of common stock in an underwritten public offering. There can be no assurances that the Public Offering will be completed.

Note B: Management's Plans, Liquidity and Business Risks

        The Company has experienced losses since its inception in 1999 and as of December 31, 2004 has an accumulated deficit of $53.4 million. The Company operates in the rapidly evolving Internet services industry, which is subject to intense competition and rapid technological change, among other factors. The successful execution of the Company's business plan is dependent upon the Company's ability to increase and retain its customers, its ability to integrate acquired businesses and purchased assets into its operations and realize planned synergies, the performance of the Company's network equipment, the extent to which acquired businesses and assets are able to meet the Company's expectations and projections, the Company's ability to retain and attract key employees, and the Company's ability to manage its growth and geographic expansion, among other factors.

        In February 2005, the Company issued a subordinated note for $10 million in cash. In March 2005, the Company entered into a $10.0 million line of credit facility and borrowed $10.0 million under this facility, of which $4.0 million is restricted and held by the lender. In March 2005, the Company sold its building located in Lyon, France for net proceeds of approximately $5.1 million. Management believes that cash generated from the Company's operations combined with the amounts received from these transactions is adequate to meet the Company's future funding requirements. Although management believes that the Company will successfully mitigate its risks, management cannot give assurances that it will be able to do so or that the Company will ever operate profitably. maturity date.

Note C: Accounting for Investments

        The Company accounts for its investments in its subsidiaries at cost.

Acquisition of Aleron Broadband Services ("Aleron")

        In October 2004, the Company acquired certain assets of Aleron Broadband Services, formally known as AGIS Internet in exchange for 3,700 shares of its Series M preferred stock. The Series M preferred stock was convertible into approximately 5.7 million shares of the Company's common stock and converted into common stock in connection with the Equity Conversion. The Company acquired Aleron's customer base and network, as well as Aleron's Internet access and managed modem service.

Acquisition of Global Access

        In September 2004, the Company issued 185 shares of Series L preferred stock to the shareholders of Global Access Telecommunications, Inc. ("Global Access") in exchange for the majority of the assets of Global Access. The Series L preferred stock was convertible into approximately 0.3 million shares of the Company's common stock and converted into common stock in connection with the Equity Conversion. The estimated fair market value for the Series L preferred stock was determined by using the price per share of the Company's Series J preferred stock. Global Access was headquartered in Frankfurt, Germany and provided Internet access and other data services in Germany.

Merger with UFO Group, Inc.

        In August 2004, a subsidiary of the Company merged with UFO Group, Inc. ("UFO Group"). The Company issued 2,600 shares of Series K preferred stock in exchange for the outstanding shares of UFO Group. The Series K preferred stock was convertible into approximately 0.8 million shares of the Company's common stock and converted into common stock in connection with the Equity Conversion. The estimated fair market value for the Series K preferred stock was determined by using the price per share of the Company's Series J preferred stock.

Merger with Symposium Omega

        In March 2004, Symposium Omega, Inc., ("Omega") a Delaware corporation and related party, merged with a subsidiary of the Company (Note 12). Prior to the merger, Omega had raised approximately $19.5 million in cash in a private equity transaction with certain existing investors in the Company and acquired the rights to a German fiber optic network. The German fiber optic network had no customers, employees or associated revenues. The Company issued 3,891 shares of Series J preferred stock to the shareholders of Omega in exchange for all of the outstanding common stock of Omega. The Series J preferred stock was convertible into approximately 6.0 million shares of the Company's common stock and converted into common stock in connection with the Equity Conversion.

Merger with Symposium Gamma, Inc. and Acquisition of Firstmark Communications Participations S.à r.l. and Subsidiaries ("Firstmark")

        In January 2004, a subsidiary of the Company merged with Symposium Gamma, Inc. ("Gamma"). Immediately prior to the merger, Gamma had raised $2.5 million through the sale of its common stock in a private equity transaction with certain existing investors in the Company and new investors and in January 2004, acquired Firstmark for 1 euro. The merger expanded the Company's network into Western Europe. Under the merger agreement all of the issued and outstanding shares of Gamma common stock were converted into 2,575 shares of the Company's Series I preferred stock. The Series I preferred stock was convertible into approximately 0.8 million shares of the Company's common stock and converted into common stock in connection with the Equity Conversion. In 2004, Firstmark changed its name to Cogent Europe S.à r.l ("Cogent Europe").

Note D: Stockholders Equity

        In June 2003, the Company's board of directors and shareholders approved an amended and restated charter that eliminated the reference to the Company's Series A, B, C, D, and E preferred stock ("Existing Preferred Stock"). In March 2005, the Company's board of directors and shareholders approved an amended and restated charter that increased the number of authorized shares of the Company's common stock to 75.0 million shares and designated 10,000 shares of undesignated preferred stock.

        On July 31, 2003 and in connection with the Company' restructuring of its debt with Cisco Capital, all of the Company's Existing Preferred Stock was converted into approximately 0.5 million shares of common stock. At the same time the Company issued 11,000 shares of Series F preferred stock to Cisco Capital under the Exchange Agreement and issued 41,030 shares of Series G preferred stock for gross proceeds of $41.0 million to the Investors under the Purchase Agreement.

        In January 2004, Symposium Gamma Inc. ("Gamma") merged with a subsidiary of the Company. Under the merger agreement, all of the issued and outstanding shares of Gamma common stock were converted into 2,575 shares of the Company's Series I preferred stock and the Company became Gamma and Cogent Europe's sole shareholder.

        On March 30, 2004, Symposium Omega, Inc., ("Omega") merged with a subsidiary of the Company. Prior to the merger Omega had raised approximately $19.5 million in cash and acquired the rights to acquire a German fiber optic network. The Company issued 3,891 shares of Series J preferred stock to the shareholders of Omega in exchange for all of the outstanding common stock of Omega.

        On August 12, 2004, UFO Group, Inc., ("UFO Group") merged with a subsidiary of the Company. Prior to the merger UFO Group had raised net cash of approximately $2.1 million and acquired the rights to acquire the majority of the assets of Unlimited Fiber Optics, Inc. The Company issued 2,600 shares of Series K preferred stock to the shareholders of UFO Group in exchange for all of the outstanding common stock of UFO Group.

        On September 15, 2004, the Company issued 185 shares of Series L preferred stock to the shareholders of Global Access Telecommunications Inc. ("Global Access") in exchange for the majority of the assets of Global Access.

        On October 26, 2004, the Company merged with Cogent Potomac, Inc. ("Potomac"). The Company issued 3,700 shares of Series M preferred stock in exchange for all of the outstanding common shares of Potomac. Prior to the merger, Potomac had acquired the majority of the assets of Aleron Broadband Services LLC ("Aleron").

        Each share of the Series F preferred stock, Series G preferred stock, Series H preferred stock, Series I preferred stock, Series J preferred stock, Series K preferred stock, Series L preferred stock and Series M preferred stock (collectively, the "New Preferred") may be converted into shares of common stock at the election of its holder at any time. The Series F, Series G, Series I, Series J, Series K, Series L and Series M preferred stock were convertible into 3.4 million, 12.7 million, 0.8 million, 6.0 million, 0.8 million, 0.3 million and 5.7 million shares of the Company's common stock, respectively. In March 2005, the New Preferred was converted into voting common stock. The liquidation preferences on the New Preferred were also eliminated.

Dividends

        Cogent's Cisco credit facility and the Company's line of credit prohibit the Company from paying cash dividends and restricts the Company's ability to make other distributions to its stockholders.

Beneficial Conversion Charges

        Beneficial conversion charges of $2.5 million, $19.5 million, $2.6 million, $0.9 million and $18.5 million were recorded on January 5, 2004, March 30, 2004, August 12, 2004, September 15, 2004, and October 26, 2004 respectively, since the price per common share at which the Series I, Series J, Series K, Series L and Series M preferred stock converts into were less than the quoted trading price of the Company's common stock on that date.

Note E: Deferred Compensation Charges—Stock Options and Restricted Stock

        In September 2003, the Compensation Committee (the "Committee") of the board of directors adopted and the stockholders approved, the Company's 2003 Incentive Award Plan (the "Award Plan"). The Award Plan reserved 54,001 shares of Series H preferred stock for issuance under the Award Plan. In September 2003, the Company offered its employees the opportunity to exchange eligible outstanding stock options and certain common stock for restricted shares of Series H preferred stock under the Award Plan. In 2004, the Company's board of directors and shareholders approved the Company's 2004 Incentive Award Plan that increased the shares of Series H preferred stock available for grant as either restricted shares or options for restricted shares under the Award Plan from 54,001 to 84,001 shares. In July 2004, the Company began granting options for Series H preferred stock. Each share of Series H preferred stock and each option for Series H preferred stock was convertible into approximately 38 shares of common stock and were converted in connection with the Equity Conversion. The Series H preferred shares were valued using the trading price of the Company's common stock on the grant date. For restricted shares granted under the offer to exchange, the vesting period was 27% upon grant with the remaining shares vesting ratably over a three year period and for share and options grants to newly hired employees; the shares generally vest 25% after one year with the remaining shares vesting ratably over three years.

        The Company recorded a deferred compensation charge of approximately $14.3 million in the fourth quarter of 2001 related to options granted at exercise prices below the estimated fair market value of the Company's common stock on the date of grant. The deferred compensation charge was amortized over the vesting period of the related options which was generally four years. In connection with the October 2003 offer to exchange and granting of Series H preferred stock the remaining $3.2 million unamortized balance of deferred compensation is now amortized over the vesting period of the Series H preferred stock.

        In July 2004, the Company began granting options for Series H preferred stock, 17,500 of which were granted with an exercise price below the trading price of the Company's common stock on grant date. These option grants resulted in additional deferred compensation of $4.7 million recorded during the third quarter of 2004. Deferred compensation for these option grants was determined by multiplying the difference between the exercise price and the market value of the Series H preferred stock on grant date times the number of options granted and is being amortized over the service period.

        Under the offer to exchange, the Company recorded a deferred compensation charge of approximately $46.1 million in the fourth quarter of 2003. The Company has also granted additional shares of Series H preferred to its new employees resulting in an additional deferred compensation. For grants of restricted stock, when an employee terminates prior to full vesting, the total remaining deferred compensation charge is reduced, the employee retains their vested shares and the employees'

unvested shares are returned to the plan. For grants of options for restricted stock, when an employee terminates prior to full vesting, the total remaining deferred compensation charge is reduced, previously recorded deferred compensation is reversed and the employee may elect to exercise their vested options for a period of ninety days and any of the employees' unvested options are returned to the plan. Deferred compensation for the granting of Series H preferred restricted shares was determined using the trading price of the Company's common stock on the grant date.

        The amortization of deferred compensation expense related to stock options and restricted stock was approximately $18.7 million for the year ended December 31, 2003 and $12.3 million for the year ended December 31, 2004.

Schedule II

COGENT COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charged to Costs and Expenses(a)	Acquisitions	Deductions	Balance at End of Period
Allowance for doubtful accounts (deducted from accounts receivable), (in thousands)
Year ended December 31, 2002	$112	$3,887	$2,863	$4,839	$2,023
Year ended December 31, 2003	$2,023	$5,165	$125	$4,445	$2,868
Year ended December 31, 2004	$2,868	$4,406	$2,247	$6,292	$3,229
Allowance for Credits (deducted from accounts receivable), (in thousands)
Year ended December 31, 2002	$—	$200	$—	$—	$200
Year ended December 31, 2003	$200	$—	$—	$50	$150
Year ended December 31, 2004	$150	$140	$—	$140	$150
Allowance for Unfulfilled Purchase Obligations (deducted from accounts receivable), (in thousands)
Year ended December 31, 2002	$—	$2,038	$—	$2,023	$15
Year ended December 31, 2003	$15	$1,317	$—	$1,015	$317
Year ended December 31, 2004	$317	$537	$1,254	$1,944	$164
Restructuring accrual), (in thousands)
Year ended December 31, 2004	$—	$1,821	$—	$345	$1,476

(a)
Bad debt expense, net of recoveries, was approximately $3.2 million for the year ended December 31, 2002 and $3.9 million for the year ended December 31, 2003 and $4.0 million for the year ended December 31, 2004.

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PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15.
  Item 16. Exhibits and Financial Statement Schedule
  Item 17. Undertakings
Signatures
Report of Independent Registered Public Accounting Firm
  Schedule I
Cogent Communications Group, Inc. Condensed Financial Information of Registrant (Parent Company Only) Condensed Balance Sheets As of December 31, 2003 and December 31, 2004 (in thousands, except share data)
Cogent Communications Group, Inc. Condensed Financial Information of Registrant (Parent Company Only) Condensed Statement of Operations For the Years Ended December 31, 2003 and 2004 (in thousands)
Cogent Communications Group, Inc. Condensed Financial Information of Registrant (Parent Company Only) Condensed Statement of Cash Flows For the Years Ended December 31, 2003 and 2004 (in thousands)
COGENT COMMUNICATIONS GROUP, INC. CONDENSED FINANCIAL INFORMATION OF REGISTRANT (Parent Company Only) AS OF DECEMBER 31, 2003 AND DECEMBER 31, 2004
  Schedule II
COGENT COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES VALUATION AND QUALIFYING ACCOUNTS